EXHIBIT 4.5

The terms of Type A Warrants issued by the Company pursuant to oral agreements are as follows:

All U.S. and non-U.S. Holders ofType A Warrants that were issued as part of new member entry package for new members have three options:

•	Exchange the Warrant at Face Value for Additional Products

The aggregate amount of Additional Products which can be acquired upon exchange of all issued and outstanding Type A Warrants is $11,777,088, of which $1,253,284 can be issued to U.S. holders of Type A Warrants

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Note:  Of the Type A Warrants, certain of the Warrants may be exchanged for 1.5 times the face amount for additional products and certain of the Warrants may only be exchanged for the face amount for additional products.  The amounts set forth in the above calculation and similar calculations in this section reflect the aggregate amount of products which can be acquired upon the exchange of either type of Type A Warrant.

•	Cancel their Membership and Request a Refund at Face Value less amounts paid out by the Company as bonuses to upline members upon a new person agreeing to become a member.

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The aggregate amount of refunds which would be required to be made upon cancellation of membership and related refund requests for all issued and outstanding Type A Warrants is $8,169,708, .  The aggregate amount of bonuses paid out by the Company to upline members upon a new person agreeing to become a member was $3,607,380.

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Elect the right under the Warrant to exchange their certificate for no additional consideration and receive a set amount of shares of common stock of the Company upon a going public event in the U.S., as specified in the Warrant.

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The aggregate amount of additional shares of Common Stock which can be acquired upon exercise of this option under all issued and outstanding Type A Warrants is 24,167,304 shares, of which 2,340,388 shares of Common Stock can be acquired by 546 holders of Type A Warrants who are U.S. citizens or residents.  The remaining shares can be acquired by non-U.S. residents.  Those shares are not part of this offering.

No special offering of securities or product or the cancellation/refund offer is being made or being contemplated by the Company for its non-U.S. residents.  The non-U.S. residents can receive those benefits in their sole discretion as currently available to them under the terms of the Type A Warrants.